EFES

File: 082-04144

RECEIVED

2007 MAY -7 A 10: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 02, 2007

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu~~ Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Co
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

07023276

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its Board of Directors' dividend distribution proposal to the General Assembly.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 5/8

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EFES BEVERAGE GROUP / ANADOLU EFES
APRIL 25TH, 2007

DIVIDEND DISTRIBUTION

With respect to the resolution of our Board of Directors, as announced on 24.04.2007, regarding our cash dividend proposal of gross 0,85 YTL per each share with 1 YTL nominal value thereby ensuring an 85% gross dividend distribution over the issued capital, which is to be submitted to the approval of the General Assembly; net 0,85 YTL will be paid to shareholders who are exempt from the witholding tax and net 0,73227 YTL will be paid to shareholders who are subject to the withholding tax.

END

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr